UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 000-23467
A.	Full title of the Plan:
PENWEST PHARMACEUTICALS CO. SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
PENWEST PHARMACEUTICALS CO.
39 OLD RIDGEBURY ROAD, SUITE 11
DANBURY, CT 06810-5120

Penwest Pharmaceuticals Co.
Savings Plan
Audited Financial Statements and Supplemental Schedule
Years ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
To the Board of Directors
Penwest Pharmaceuticals Co. Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Penwest Pharmaceuticals Co. Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Stamford, Connecticut	/s/ Ernst & Young LLP
June 26, 2009

Penwest Pharmaceuticals Co. Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007

Assets
Investments:
Short term investments	$4,173,246	$5,448,685
Penwest Pharmaceuticals Co. common stock	121,559	305,710
Participant loans	13,737	81,759

	4,308,542	5,836,154
Employer contributions receivable	26,303	10,515

Net assets available for benefits	$4,334,845	$5,846,669

See accompanying notes.

Penwest Pharmaceuticals Co. Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2008	2007

Additions
Investment income:
Net depreciation in fair value of investments	$(1,786,446)	$(289,459)
Interest and dividends	31,066	30,099

	(1,755,380)	(259,360)

Contributions:
Participants	535,296	540,780
Rollover	70,809	48,195
Employer	252,842	164,446

	858,947	753,421

Net (decrease) increase	(896,433)	494,061

Deductions
Benefits paid to participants	554,173	579,620
Deemed distributions of participant loans	60,075	7,926
Administrative expenses	1,143	1,657

Total deductions	615,391	589,203

Net decrease in net assets available for benefits	(1,511,824)	(95,142)

Net assets available for benefits:
Beginning of year	5,846,669	5,941,811

End of year	$4,334,845	$5,846,669

See accompanying notes.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the Penwest Pharmaceuticals Co. (the “Company” or the “Employer”) Savings Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions. Copies are available from the Plan’s administrative committee (the “Plan Administrator”).
General
The Plan is a defined contribution plan covering all employees of the Company. An employee is eligible to participate in the Plan after attaining age 18 and completing three months of service, as defined in the Plan. Prudential Retirement Insurance and Annuity Company (“PRIAC”), a wholly-owned subsidiary of Prudential Financial, Inc., serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
Participants may contribute from 1% up to 15% of pre-tax compensation, as defined in the Plan. In addition, any participant who was eligible to make a pre-tax contribution and who has attained age 50 by the end of the Plan year is eligible to make a catch-up contribution. The maximum annual catch-up contribution for 2008 and 2007 was $5,000. The 15% limit set forth above does not apply to catch-up contributions. The Company may make quarterly matching contributions, as defined in the Plan, in an amount equal to a percentage of each participant’s pre-tax contributions to the Plan, up to 6% of each participant’s pre-tax compensation. Additional amounts may be contributed at the discretion of the Company’s Board of Directors to be allocated to the accounts of the participants who are employed on the last day of the Plan year; however, no such discretionary contributions were made for 2008 and 2007.
Participant Accounts
Individual accounts are maintained for all Plan participants. These accounts reflect participants’ contributions, related Company matching and discretionary contributions, if any, and allocations of earnings or losses on the Plan’s investments. Allocations are based on participant account balances. Forfeitures of nonvested amounts are generally used to reduce future Employer contributions; however, forfeitures may also be applied against the Plan’s administrative expenses and for the reinstatement of previously forfeited balances. Forfeitures of $21,259 and $97,812 were applied to reduce Employer contributions for 2008 and 2007, respectively.
Vesting
Participants are immediately vested in their contributions, as well as in any earnings thereon. Vesting in the Employer contribution portion of their accounts, as well as in any earnings thereon, is based on years

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
of credited service and vest in accordance with the following schedule:

Credited Service	% Vested
Less than one year	0%
One year	25%
Two years	50%
Three years	75%
Four years or more	100%
In the event of disability, attainment of age 65 or death of a participant, the related Employer contributions and earnings thereon become fully vested.
Investment Options
All of the Plan’s investment programs are fully participant-directed. Upon enrollment in the Plan, a participant may direct Employer and participant contributions among any of the Plan’s current investment options.
Payment of Benefits
Upon termination, permanent disability or death, 100% of the value of the participant’s vested account may be paid to the participant or the participant’s beneficiary in a lump sum payment.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans bear interest at a rate determined in accordance with a loan policy adopted by the Plan Administrator.
Interest rates on outstanding loans as of December 31, 2008 and 2007 range from 5.25% to 8.75% and 5.25% to 10.5%, respectively. Loan terms currently permitted range from 1 to 5 years but may be increased if the loan is used for the purchase of a primary residence. Loans are secured by the balance in the participant’s account.
Expenses
Investment management expenses are charged to the Plan’s underlying investment funds, and the Plan pays transaction and account-based expenses. The Company pays all other expenses of the Plan, including administration, recordkeeping and trust service charges.
Plan Termination
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies
Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides a common definition of fair value to be applied to existing generally accepted accounting principles (“GAAP”) requiring the use of fair value measures, establishes a framework for measuring fair value and enhances disclosure about fair value measures under other accounting pronouncements, but does not change existing guidance as to whether or not an asset or liability is carried at fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 for all financial assets and liabilities, and any other assets and liabilities that are recognized or disclosed at fair value on a recurring basis. For nonfinancial assets and liabilities, SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Plan’s adoption of the provisions of SFAS No. 157 as of January 1, 2008 did not have a material effect on its Statements of Net Assets Available for Benefits or its Statements of Changes in Net Assets Available for Benefits (see Note 3).
In April 2009, the FASB issued FASB Staff Position 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS No. 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS No. 157. FSP 157-4 is effective for financial statements issued for periods ending after June 15, 2009. Plan management is currently evaluating the effect, if any, that the provisions of FSP 157-4 will have on the Plan’s financial statements.
Investment Valuation and Income Recognition
Except for the Guaranteed Income Fund (described below), the Plan’s investments are stated at fair value. Pooled separate accounts and mutual funds are valued at fair market value based on quoted market prices of underlying investments and are represented by the net unit values held by the Plan at year-end. The Company’s common stock is valued at the last reported sales price on the last business day of the year. Participant loans are valued at their outstanding balances, which approximate fair value. See Note 3 for further discussion of fair value measurement.
Purchases and sales of investments are recorded on their respective trade dates. Interest income is recorded on the accrual basis.
As described in FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan has entered into a fully benefit-responsive group annuity insurance contract (the “Contract”) with PRIAC. As required by the FSP, the statements of net assets available for benefits present the fair value of the Contract; however no adjustment from fair value to contract value was necessary as contract value approximates fair value. The Contract is supported by the general assets of PRIAC and has no maturity date. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Fully Benefit-Responsive Investment Contract
Crediting interest rates under the Contract are announced in advance and are guaranteed for six-month periods. Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Crediting rates are set in response to many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the Contract is 1.50%. The crediting interest rates for this fund were as follows: 3.4% for January 1, 2008 through June 30, 2008; 3.25% for July 1, 2008 through December 31, 2008; 3.4% for January 1, 2007 through June 30, 2007; and 3.4% for July 1, 2007 through December 31, 2007. For all fully benefit-responsive investment contracts, the average yield earned by the Plan, and the average yield earned and credited to participants was 3.32% for 2008 and 3.4% for 2007. There are no reserves against contract values for credit risk of contract issues or otherwise. PRIAC has the contractual right to defer a transfer or distribution in the event that the total transfers or distributions from the Contract’s pool exceed ten percent of the pool’s balance on January 1. The Plan Administrator believes the occurrence of events allowing for a deferral is not probable at this time. PRIAC did not invoke this deferral provision in 2008 or 2007.
The Contract does not specify any events which would limit the ability of the Plan to transact at contract value with the issuer or any events which would allow the issuer to terminate the Contract and settle for an amount different from contract value. The Contract provides payment options of the contract value for surrendering the Contract; however, the Company does not intend to surrender the Contract.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Fair Value Measurement
As stated in Note 2, on January 1, 2008, the Plan adopted the methods of fair value as described in SFAS No. 157 to value its financial assets and liabilities. As defined in SFAS No. 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:
Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.
In determining fair value, Plan management utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value. A description of the valuation methodologies used for assets measured at fair value is contained in Note 2. There have been no changes in the valuation methodologies used at December 31, 2008 and 2007.
Financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total

Penwest Pharmaceuticals Co. common stock	$121,559	$—	$—	$121,559
Mutual funds	846,933	—	—	846,933
Pooled separate accounts/funds of funds	—	2,519,578	—	2,519,578
Guaranteed Income Fund	—	—	806,735	806,735
Participant loans	—	—	13,737	13,737

Total	$968,492	$2,519,578	$820,472	$4,308,542

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

	Level 3 Assets
	Guaranteed	Participant
	Income Fund	Loans

Balance as of January 1, 2008	$797,686	$81,759
Interest income	28,497	—
Purchases, sales, issuances, repayments and settlements, net	(19,448)	(68,022)

Balance as of December 31, 2008	$806,735	$13,737

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
4. Investments
Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2008	2007

Prudential Retirement Insurance and Annuity Company Funds:
Guaranteed Income Fund — 25,264 and 25,811 units, respectively	$806,735	$797,686
Alliance Bernstein Balanced Shares Fund — Class A — 20,033 and 17,725 units, respectively	328,731	406,519
Dryden S&P 500® Index Fund — 8,693 and 7,921 units, respectively	478,136	693,825
Balanced Growth Fund — 31,796 and 31,094 units, respectively	281,298	379,714
High Grade Bond Fund /BSAM Fund — 21,427 and 22,888 units, respectively	332,228	369,180
Mid Cap Growth/Artisan Partners Fund — 34,679 and 28,155 units, respectively	277,911	407,203
Lifetime Balanced Fund — 25,215 and 23,273 units, respectively	324,675	417,338
Franklin Balance Sheet Investment Fund — Class A — 4,725 and 3,972 units, respectively	240,829	316,361
During 2008 and 2007, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value as follows:

	Year Ended December 31,
	2008	2007

Prudential Retirement Insurance and Annuity Company Funds:
Core Bond/BSAM Fund	$(995)	$2,098
High Grade Bond/BSAM Fund	(14,950)	15,952
Alliance Bernstein Balanced Shares Fund — Class A	(122,325)	11,906
Balanced Growth Fund	(106,466)	37,670
Lifetime Aggressive Growth Fund	(54,706)	14,598
Lifetime Growth Fund	(46,769)	9,185
Lifetime Balanced Fund	(144,844)	29,690
Lifetime Conservative Growth Fund	(60,144)	12,793
Lifetime Income & Equity Fund	(9,682)	2,530
Dryden S&P 500® Index Fund	(271,726)	31,596
Fidelity Advisor Equity Growth Account	(46,262)	13,587
Oakmark Select Fund — Class II	(51,207)	(21,064)
Mid Cap Growth/Artisan Partners Fund	(192,658)	86,376
Small Cap Growth/TimesSquare Fund	(32,387)	4,391
International Growth/Artisan Partners Fund	(120,622)	43,744
International Value/LSV Asset Management Fund	(70,242)	4,197
Fidelity Advisor Equity Income Account	(73,224)	8,817
Franklin Balance Sheet Investment Fund — Class A	(121,057)	(9,596)
Penwest Pharmaceuticals Co. common stock	(246,180)	(587,929)

	$(1,786,446)	$(289,459)

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
6. Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$4,334,845	$5,846,669
Less: Employer contributions receivable	(26,303)	(10,515)

Net assets available for benefits per the Form 5500	$4,308,542	$5,836,154

The following is a reconciliation of Employer contributions per the financial statements to the Form 5500:

Year Ended
December 31, 2008
Employer contributions per the financial statements	$252,842
Add: Employer contributions receivable at December 31, 2007	10,515
Less: Employer contributions receivable at December 31, 2008	(26,303)

Employer contributions per the Form 5500	$237,054

7. Income Tax Status
In January 2008, the Plan document was amended and restated, primarily for regulatory and legislative requirements. Following the submission to the Internal Revenue Service (the “IRS”) of an application for determination letter, the Plan received a determination letter from the IRS dated March 24, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. This determination by the IRS was subject to the adoption of proposed amendments to the Plan, which were adopted by the Plan in June 2009. In its determination letter, the IRS also indicated that such letter expires on January 31, 2013. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Supplemental Schedule

Penwest Pharmaceuticals Co. Savings Plan
Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)
(EIN: 91-1513032, PN: 002)
December 31, 2008

		Description of Investment
		Including Maturity Rate,
	Identity of Issue, Borrower,	Rate of Interest,
	Lessor, or Similar Party	Par or Maturity Value	Current Value

*	Prudential Retirement	Guaranteed Income Fund — 25,264 units	$806,735
	Insurance and Annuity Co.	Core Bond /BSAM Fund — 6,409 units	101,376
		High Grade Bond/ BSAM Fund — 21,427 units	332,228
		Alliance Bernstein Balanced Shares Fund — Class A — 20,033 units	328,731
		Balanced Growth Fund — 31,796 units	281,298
		Lifetime Aggressive Growth Fund — 7,703 units	94,375
		Lifetime Growth Fund — 4,913 units	63,046
		Lifetime Balanced Fund — 25,215 units	324,675
		Lifetime Conservative Growth Fund — 15,013 units	202,202
		Lifetime Income & Equity Fund — 3,619 units	52,559
		Dryden S&P 500® Index Fund — 8,693 units	478,136
		Fidelity Advisor Equity Growth Account — 1,069 units	61,915
		Oakmark Select Fund — Class II — 4,568 units	98,392
		Mid Cap Growth/Artisan Partners Fund — 34,679 units	277,911
		Small Cap Growth/TimesSquare Fund — 3,618 units	64,544
		International Growth/Artisan Partners Fund — 16,723 units	158,081
		International Value/LSV Asset Management Fund — 10,956 units	89,147
		Fidelity Advisor Equity Income Account — 3,475 units	117,066
		Franklin Balance Sheet Investment Fund — Class A — 4,725 units	240,829

Penwest Pharmaceuticals Co. Savings Plan
Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)
(EIN: 91-1513032, PN: 002)
December 31, 2008
(continued)

		Description of Investment
		Including Maturity Rate,
	Identity of Issue, Borrower,	Rate of Interest,
	Lessor, or Similar Party	Par or Maturity Value	Current Value

*	Prudential Retirement Brokerage Services, Inc.	Penwest Pharmaceuticals Co. common stock – 77,426 shares	121,559
*	Participant Loans	Interest rates ranging from 5.25% – 8.75%; maturity dates through 2015	13,737

			$4,308,542

*	Denotes party in interest to the Plan.
The cost column is not applicable as all of the Plan’s investment programs are fully participant-directed.

SIGNATURE
          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penwest Pharmaceuticals Co. Savings Plan

June 26, 2009	By:	/s/ Frank P. Muscolo

Frank P. Muscolo
Controller and Chief Accounting Officer
Penwest Pharmaceuticals Co.
Savings Plan Administrative Committee